FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53335

BLACKBIRD PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

1630 York Avenue, Main Floor, New York, New York 10028 (646) 334-2859

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

NONE.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12h-3(b)(1)(i) [X] Rule 12g-4(a)(l)(ii)[_] Rule 12h-3(b)(1)(ii)[_] Rule 12g-4(a)(2)(i) [_] Rule 12h-3(b)(2)(i) [_] Rule 12g-4(a)(2)(ii)[_] Rule 12h-3(b)(2)(ii)[_]

Rule 15d-6 [_]

Approximate number of holders of record as of the certification or notice date: 247

Pursuant to the requirements of the Securities Exchange Act of 1934, Blackbird Petroleum Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 12, 2010 By: /s/ Normand Terroux ------------------ ----------------------------------- Normand Terroux President